CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 23, 2006, relating to the financial statements and financial statement schedule of Whiting Petroleum Corporation (which report expresses an unqualified opinion and contains an explanatory paragraph referring to a change in Whiting Petroleum Corporation’s method of accounting for asset retirement obligations) and our report dated February 23, 2006 relating to management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Whiting Petroleum Corporation for the year ended December 31, 2005 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Denver, Colorado
May 5, 2006